Exhibit 5

Subscription Agreement

Pointer Telocation Ltd.
14 Hamelacha Street,
 Rosh Haayin 48091, Israel

1.  DBSI Investments Ltd.  (“DBSI”) hereby agrees to purchase 50,000 ordinary shares priced at $2.95 per share (the "Securities") of Pointer Telocation Ltd. (the "Company") for total consideration of $147,500 (the “Purchase Price”).

2. Representations and Warranties. DBSI hereby warrants and represents to the Company:

(a) The Securities are being purchased for investment only and not with a view to, or for resale in connection with, the distribution thereof, and that DBSI is not participating, directly or indirectly, in an underwriting or any such undertaking.

(b) DBSI is aware that the Securities have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and that the Securities are deemed to constitute “restricted securities” under Rule 144 promulgated under the Securities Act and will bear a restrictive legend to such effect.  DBSI also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Securities Act based in part upon its representations contained in this Agreement.

(c) DBSI is an institutional “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) under Regulation D of the Securities Act.

(d) DBSI acknowledges that it has not purchased the Securities as a result of any form of general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, or television, or any seminar or, meeting whose attendees have been invited by general solicitation or general advertising.

(e) DBSI is capable of bearing the economic risks of an investment in the Securities. DBSI has sufficient knowledge and experience in business and financial matters to evaluate the Company, its proposed activities and the risks and merits of this investment.  DBSI has the ability to accept the high risk and lack of liquidity inherent in this type of investment.

(f) Upon acceptance, and subject to Section 6 below, this Agreement will constitute a legal, valid and binding contract enforceable against DBSI in accordance with its terms and will not violate or conflict with the terms of any restriction, agreement or undertaking made by it or to which it or its properties is or are subject, and DBSI is authorized and otherwise empowered to purchase and hold the Securities.

3. Restrictions on Transferability of Securities.  DBSI hereby agrees that certificates evidencing the Securities, if any, being accepted by him shall be stamped or otherwise imprinted with a legend in substantially the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL OR OTHER EVIDENCE REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM REGISTRATION.

DBSI acknowledges that the Securities are not registered under the 1933 Act and that under the 1933 Act, the Securities must be held unless they are subsequently registered under the 1933 Act or unless an exemption from registration is available with respect to any proposed transfer or disposition of the Securities.

4. Rights Offering and Commitment to Purchase. DBSI acknowledges that the Company intends to effectuate a Rights Offering (the “Rights Offering”) in which it will offer all shareholders of the Company rights to purchase shares of the Company in consideration for the aggregate amount of approximately US$2 million at a price per share of $2.90 (the “Offering Price”).

In the framework of the Rights Offering, each shareholder who elects to exercise his basic subscription right in full, will also be allowed to subscribe for additional shares (at the same subscription price per share) that remain unsubscribed as a result of any unexercised basic subscription rights (the “Over-Subscription Right”). DBSI hereby agrees to exercise its basic subscription right in full and its Over-Subscription Right in full, in order to subscribe for all of the shares of the Company not taken up by other shareholders in the Rights Offering.

5. Payment of Purchase price. Immediately prior to the filing of a prospectus supplement in connection with the Rights Offering, the Company shall issue the Securities to DBSI and DBSI shall pay the Purchase Price to the Company by way of check or wire transfer.

6. Shareholder Approval. The issuance of the Securities is subject to approval by the shareholders of the Company in accordance with the Israeli Companies Law, 5759 – 1999.

7.  Termination. Should the Company not initiate the Rights Offering within 3 months of the date that the Company’s shareholders approve the offering of the Securities, this Agreement will terminate, DBSI will not purchase and we shall not issue, the Securities.

8. Notices. Any notices or other communications required or permitted hereby shall be sufficiently given if sent by registered, and if to the Company at the address given at the head of this Subscription Agreement, and if to DBSI, at the address set forth below, or to such other address as either the Company or DBSI shall designate to the other by notice in writing.

9. Successors and Assigns. This Subscription Agreement shall be binding upon and shall inure to the benefit of the parties hereto and to the successors and assigns of the Company and to the personal and legal representatives, heirs, guardians, successors and permitted assignees of DBSI.

10. Applicable Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Israel.

IN WITNESS WHEREOF, DBSI has executed this Subscription Agreement this 23rd day of April, 2012.

DBSI Investments Ltd.
By: s/ Barak Dotan /s/ Yossi Ben Shalom	Address: 85 Medinat Hayehudim St.
Name: Barak Dotan Yossi Ben Shalom	Hetzliya
Title: Director Director	Israel

ACCEPTED:

Pointer Telocation Ltd.

By: s/ David Mahlab
Name:  David Mahlab
Title:  President & CEO Pointer Telocation